May 5, 2005


By U.S. Mail and Facsimile [ (972) 888 - 7583 ]

Mr. John A. Beckert,
  Chief Executive Officer and President
CLUBCORP, INC.
3030 LBJ Freeway, Suite 600
Dallas, Texas  75234

	Re:	ClubCorp, Inc.
Annual Report on Form 10-K (fiscal year ended December 28, 2004)
		Filed: April 12, 2005
		File No. 33-89818

Dear Mr. Beckert:

	We have reviewed the above referenced filing based upon an examination restricted solely to considerations of Selected Financial
Data, Management`s Discussion and Analysis, and the Financial Statements and have the following comments. Where indicated, we think you should revise your document in response to these comments in an amendment to the December 28, 2004 Annual Report on Form 10-K.
Please confirm that such comments will be complied with. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing the information, we may or may not raise additional comments.

	Pursuant to Rule 101(a)(3) of Regulation S-T, your response, should be submitted in electronic form, under the label "corresp", and be provided within ten (10) business days from the date of this
letter, and an amendment to the Form 10-K should be filed within
15
business days from the date of this letter.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


May 5, 2005

John A. Beckert
ClubCorp, Inc.
Page 2


FORM 10-K (Fiscal Year Ended December 28, 2004)


Financial Statements

Note 11. Segment Reporting, page F-21

1. SFAS 131 requires disclosure of information about reportable operating segments, including "a measure of segment profit or loss."
The amount of segment profit or loss reported should be the
measure
reported to the chief operating decision maker for purposes of making
decisions about allocating resources to the segment and assessing its
performance.  If more than one segment profitability measure is used,
paragraph 30 of the statement requires that the reported measure should be that which management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the consolidated financial statements. You represent that you evaluate segment performance and allocate resources based upon each segment`s "EBITDA."  However, you
actually report a figure representing segment operating income in your footnote as well. Further, the operating discussions presented in the business section of your filing (pages 4 - 6) clearly focus on
segment operating income. We note that these discussions cross-reference directly to Note 11. Your MD&A discussions focus on segment operating income as well. On the basis of the narrative disclosures you have presented throughout your filing, we believe that segment operating income is the measure of segment profitability that should be reported in Note 11.  Further, if "EBITDA" is not the
measure of segment profitability for which disclosure is required pursuant to SFAS 131, it constitutes a non-GAAP financial measure. As such, its presentation in your financial statements and in MD&A is not appropriate.  Please see Questions 18 and 19 of the June 13,
2003
FAQ regarding the use of non-GAAP financial measures for guidance and revise or advise. We may have additional comments upon review of any supplemental response.

Note 12. Benefit plans, page F-25

2. See the section of `Detail of Options Exercisable.`  As the range
of the high and low exercise prices for options is wide, the exercise
prices should be segregated into ranges that are meaningful for assessing the number and timing of additional shares that may be issued. Please expand your disclosure accordingly. See paragraph 48 of SFAS No. 123.




May 5, 2005

John A. Beckert
ClubCorp, Inc.
Page 3


Other

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

			In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


Closing

      You may contact Ms. Beverly A. Singleton, Staff Accountant, at
(202) 942-1912, or Ms. Margery Reich, Senior Staff Accountant, at
(202) 942-1839 if you have questions regarding comments on the financial statements and related matters. Please contact me at
(202)
942-1995 with any other questions.

      Sincerely,



							David R. Humphrey
							Accounting Branch Chief

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